Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

January 24, 2024.

Item 3 News Release

The press release attached as Schedule “A” was released on January 24, 2024, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9 Date of Report

January 24, 2024.

Schedule “A”

Bitfarms Purchases Land in Yguazu, Paraguay in Support

of Transformative Fleet Upgrade & 2024 Target of 21 EH/s

Toronto, Ontario and Brossard, Québec (January 24, 2024) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, announces that it has completed the purchase of land for its new 100 MW production facility in Yguazu, Paraguay.

“This transaction, an important step in our recently announced transformative fleet upgrade, expands our LATAM portfolio with low-cost renewable hydropower,” said Geoff Morphy, President and CEO of Bitfarms. “The newly acquired land is located in the heart of Paraguay near the Itaipú Dam, the third largest hydropower dam in the world with 14 gigawatts of installed capacity. Positioned to benefit from the region's abundant renewable energy resources, this new facility should be sustainable both economically and environmentally. Once Yguazu comes online, over 85% of our portfolio will be powered by low-cost green energy that promotes environmentally sustainable bitcoin mining.

“We look forward to starting construction on the Yguazu farm and anticipate completing the facility's build-out in the second half of 2024. “In conjunction with our miner redeployment strategy, the Yguazu project will be designed to help provide sufficient infrastructure to achieve a corporate hashrate of 21 EH/s by year end 2024 should we exercise our recently announced miner purchase order option for additional Bitmain T21 miners.”

“Bitfarms is dedicated to managing costs and driving returns for shareholders. This upgrade should deliver meaningful improvements in hashrate, energy efficiency and cost per bitcoin, positioning us well for the Halving and to capture upside from rising Bitcoin prices and mining economics,” Geoff Morphy concluded.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms in production, one in expansion, one under construction, and one in development, in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. None of the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the expectations for the Company’s planned new facility in Yguazu, Paraguay, including its expected construction timeline, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the facility may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

Investor Relations

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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